■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
- Company Name: POSDATA-CHINA
- Total Asset (KRW): 191,900,000
- Total Equity (KRW): 191,900,000
- Total Liabilities (KRW): -
- Total Capital (KRW): 191,900,000
- Purpose of the company :	POS-Watch (a brand name of the digital video recorder) sales, System Management services to affiliates of POSCO in China, System Integration services to non-affiliates of POSCO in China
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 60
5. Date of Addition: October 25, 2006
6. Others
- The above amount is applied with the exchange rate on Oct.25.2006 (~~W~~/$:959.50). Total capital of POSCO-CHINA in USD is U$ 200,000